Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Erica L. Zong Evenson

Direct Phone: +1.202.373.6182

erica.zong@bingham.com

August 30, 2013

Re:	AdvisorShares Trust (the “Registrant”) - Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to us by telephone on August 5, 2013 relating to the Registrant’s Post-Effective Amendment No. 74, filed on June 21, 2013 (“PEA No. 74”) for the purpose of registering shares of the Registrant’s Treesdale Rising Rates ETF (the “Fund”). For ease of reference, we have set forth below your comments followed by the Registrant’s responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registrant’s Registration Statement.

Prospectus

1.	Comment. Please confirm that the Fund, as described in PEA No. 74, is consistent with the Registrant’s exemptive relief.

Response. We confirm that the Fund, as described in PEA No. 74, is consistent with the Registrant’s exemptive relief issued on May 28, 2010 (File No. 812-13677), as well as the no-action letter issued by the Office of Exemptive Applications/Office of Investment Company Regulation issued December 6, 2012.

2.	Comment. Please explain the purpose of the use of the term “protection,” as used in the Fund’s “Investment Objectives” section.

Response. In the event of rising interest rates, the Fund seeks to invest in instruments which will offer shareholders a degree of protection from decreasing value.

3.	Comment. For future 485(a) filings, please ensure that the Prospectus and Statement of Additional Information (“SAI”) are complete prior to filing. Please include fees and expenses information in a correspondence filing made prior to the Fund’s 485(b) filing.

Response. We have confirmed that the Registrant will endeavor to file future 485(a) filings that are complete, including fees and expenses information, when doing so is both possible and practical. With respect to the Fund, the fees and expenses are as follows:

AdvisorShares Trust

August 30, 2013

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	1.15%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES(a)	0.45%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.60%
FEE WAIVER AND/OR EXPENSE REIMBURSEMENT(b)	0.35%
TOTAL ANNUAL FUND OPERATING EXPENSES AFTER FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	1.25%

(a) Because the Fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.

(b) AdvisorShares Investments, LLC (the “Advisor”) has contractually agreed to reduce its fees and/or reimburse expenses in order to keep net expenses (excluding amounts payable to any plan in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, Acquired Fund Fees and Expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 1.25% of the Fund’s average daily net assets for a year from the date of this Prospectus and for an indefinite period thereafter subject to annual approval by the AdvisorShares Trust Board of Trustees (the “Board”). The expense limitation agreement (i) may be terminated at any time by the Board and (ii) will be terminated upon termination of the investment advisory agreement between the Advisor and the Fund.

4.	Comment. Please file the investment advisory agreement and expense limitation agreement with respect to the Fund.

Response. The Registrant confirms that the aforementioned agreements will be filed as exhibits in an upcoming filing.

5.	Comment. In footnote (b) to the Fees and Expenses table, please state that “other expenditures which are capitalized in accordance with generally accepted accounting principles” are a one-time, and therefore not a continuing, expense of the Fund.

Response. We respectfully decline to add the requested statement because we believe the current disclosure is consistent with the Fund’s expense limitation agreement.

AdvisorShares Trust

August 30, 2013

6.	Comment. Please explain the meaning of the phrase “rising rates,” as used in the Fund’s name.

Response. As discussed in the Fund’s “Principal Investment Strategies” section, the Sub-Advisor will seek to generate enhanced returns in an environment of rising interest rates by investing in certain securities. The Fund’s strategy is intended to provide protection from decreasing value in an environment of rising interest rates.

7.	Comment. In the Fund’s “Principal Investment Strategies” section, please explain what is meant by the term “negative duration.” In particular, please consider giving an example of negative duration and explaining the reaction of securities in the event of rising interest rates. In addition, please explain how negative duration will be partly offset with long positions in U.S. Treasury obligations, interest rate swaps and other positive duration products.

Response. The requested disclosure has been added.

8.	Comment. We note that the Fund’s Prospectus describes investments in derivative instruments. Please confirm that the disclosure regarding derivatives is consistent with the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response. The Registrant believes that the description of the Fund’s investments in derivative instruments conforms to the approach described in the Barry Miller Letter.

9.	Comment. Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objectives.

Response. The Fund has not adopted a notice policy nor is it required to disclose a notice policy. Generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of any material changes to the Fund’s investment objectives.

Statement of Additional Information

10.	Comment. With respect to the Fund’s fundamental investment policy regarding borrowing money, where the 1940 Act requirements with respect to borrowing are noted, please state also the requirement under the Act that if at any time a fund’s borrowings exceed 33-1/3% of the value of the fund’s total assets, the fund will reduce its borrowings within three days (excluding Sundays and holidays) to the extent necessary to comply with the 33-1/3% limitation.

Response. The requested disclosure is already included in the SAI.

AdvisorShares Trust

August 30, 2013

11.	Comment. With respect to the Fund’s fundamental investment policy to not concentrate its investments, please confirm that the Fund looks through its investments in other funds when determining its compliance with the policy.

Response. Because the Fund does not have the capability to look through its investments in other funds, it does not do so when determining its compliance with the policy. The Fund, however, will not invest 25% or more of its total assets in any investment company that has adopted a policy to concentrate its investments in an industry or group of industries.

12.	Comment. With respect to the Fund’s fundamental investment policy to not make loans except as permitted under the 1940 Act, please state also that under the Act a fund may presently make loans in an amount up to 33 1/3% of its total assets.

Response. The requested disclosure is already included in the SAI.

13.	Comment. On page 40, in the tables for both the Independent and Interested Trustees and Officer, please add the phrase “during the past 5 years” to the column heading labeled “Other Directorships Held by Trustee.”

Response. The requested change has been made.

Part C

14.	Comment. Please update the Item 31 disclosure with respect to the Athena International Bear ETF.

Response. We have updated the Item 31 disclosure accordingly.

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The Registrant hereby acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6182.

AdvisorShares Trust

August 30, 2013

Sincerely yours, /s/ Erica L. Zong Evenson Erica L. Zong Evenson

cc:	Noah Hamman
Dan Ahrens W. John McGuire, Esq. Laura E. Flores, Esq.